UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO
 SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 16, 2019

Reliant Bancorp, Inc.
 (Exact Name of Registrant as Specified in its Charter)

Tennessee	001-37391	37-1641316
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1736 Carothers Parkway, Suite 100 Brentwood, Tennessee		37027
(Address of Principal Executive Offices)		(Zip Code)

(615) 221-2020
(Registrant’s telephone number, including area code)
Not Applicable
(Former Name or Former Address, if Changed Since Last Report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $1.00 par value per share	RBNC	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company             ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Item 1.01  Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On September 16, 2019, Reliant Bancorp, Inc. (the “Company”), a Tennessee corporation and the parent of Reliant Bank (“Reliant”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Tennessee Community Bank Holdings, Inc., a Tennessee corporation (“TCB Holdings”), and Community Bank & Trust, a Tennessee-chartered commercial bank and wholly owned subsidiary of TCB Holdings (“CBT”). On the terms and subject to the conditions set forth in the Merger Agreement, TCB Holdings will merge with and into the Company (the “Parent Merger”), with the Company to be the surviving corporation. The Merger Agreement has been adopted and approved by the board of directors of each of the Company, TCB Holdings, and CBT.

Simultaneously with the parties’ execution of, and as contemplated by, the Merger Agreement, Reliant and CBT entered into a separate Agreement and Plan of Merger (the “Bank Merger Agreement”) providing for the merger of CBT with and into Reliant (the “Bank Merger”) immediately following and conditioned upon the Parent Merger in accordance with the terms and conditions of the Bank Merger Agreement, with Reliant to be the banking corporation to survive the Bank Merger.

Under and subject to the terms of the Merger Agreement, at the effective time of the Parent Merger, each outstanding share of common stock, par value $1.00 per share, of TCB Holdings (other than certain excluded and dissenting shares) will be converted into and canceled in exchange for the right to receive (i) $17.13 in cash, without interest, and (ii) 0.769 shares of the Company’s common stock, par value $1.00 per share, subject to adjustment under certain circumstances provided for in the Merger Agreement. As of September 16, 2019, there were 1,055,041.86 shares of TCB Holdings common stock outstanding. At the effective time of the Parent Merger, each outstanding option to purchase TCB Holdings common stock will be cancelled in exchange for a cash payment in an amount equal to the product of (i) $34.25 minus the per share exercise price of the option multiplied by (ii) the number of shares of TCB Holdings common stock subject to the option (to the extent not previously exercised).

The Merger Agreement contains customary representations and warranties made by the parties, and each party has agreed to customary covenants, including covenants relating to the conduct of its business during the interim period between the execution of the Merger Agreement and the effective time of the Parent Merger. TCB Holdings has agreed to call a meeting of its shareholders for the purpose of its shareholders considering and voting on approval of the Merger Agreement, and, subject to certain customary exceptions, TCB Holdings has agreed that its board of directors will recommend that its shareholders vote in favor of approval of the Merger Agreement. TCB Holdings has also agreed to customary non-solicitation covenants relating to alternative acquisition proposals that prohibit TCB Holdings from, subject to certain customary exceptions, soliciting proposals relating to certain alternative acquisition proposals or entering into discussions or negotiations or providing confidential information in connection with certain proposals for an alternative acquisition. Notwithstanding any alternative acquisition proposals, the Merger Agreement requires TCB Holdings to convene a meeting of its shareholders and submit the Merger Agreement to its shareholders for approval, unless the Merger Agreement has been terminated.

The Merger Agreement contains customary closing conditions, including (1) the approval of the Merger Agreement by TCB Holdings’ shareholders, (2) the receipt of all required regulatory approvals, including approval of the Board of Governors of the Federal Reserve System and the Tennessee Department of Financial Institutions, (3) the absence of any order, decree, injunction, or law enjoining, prohibiting, or making illegal the completion of the Parent Merger or the Bank Merger, (4) the effectiveness of a registration statement on Form S-4 for the shares to be issued by the Company as partial consideration to TCB Holdings shareholders, and (5) authorization for listing on The Nasdaq Capital Market of the shares to be issued by the Company as partial consideration to TCB Holdings’ shareholders. Each party’s obligation to complete the Parent Merger is also subject to certain additional customary conditions, including (1) the accuracy, to extent stated in the Merger Agreement, of the representations and warranties of the Company, in the case of TCB Holdings and CBT (collectively, the “TCB Holdings Parties”), and the accuracy, to extent stated in the Merger Agreement, of the representations and warranties of the TCB Holdings Parties, in the case of the Company, (2) performance in all material respects by the Company of its obligations under the Merger Agreement, in the case of the TCB Holdings Parties, and performance in all material respects by the TCB Holdings Parties of their obligations under the Merger Agreement, in the case of the Company, and (3) receipt of a tax opinion from its legal counsel to the effect that the Parent Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. The obligation of the Company to complete the Parent Merger is also subject to holders of not more than 7.5% of the outstanding shares of TCB Holdings’ common stock perfecting their rights to dissent from the Parent Merger and CBT having at closing Tier 1 capital of not less than $25,669,000 (excluding transaction-related expenses of up to $750,000 and other items consented to by the Company).

The Merger Agreement provides the Company, on one hand, and the TCB Holdings Parties, on the other hand, the right to terminate the Merger Agreement under certain circumstances and further provides that the TCB Holdings Parties will be obligated to pay the Company a termination fee of $1,800,000 if the Merger Agreement is terminated under specific circumstances described in the Merger Agreement.

The preceding summary of certain provisions of the Merger Agreement and the transactions contemplated thereby, including the Parent Merger, does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 2.1 hereto and incorporated herein by reference.

The Merger Agreement has been included to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about the parties to the Merger Agreement. The representations, warranties, and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, and may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures exchanged among the parties in connection with the execution of the Merger Agreement. The representations and warranties may have been made for the purpose of allocating contractual risk among the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and security holders. Investors and security holders are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties, and covenants contained therein or any descriptions thereof as characterizations of the actual state of facts or condition of the Company, Reliant, TCB Holdings, or CBT or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Company and the TCB Holding Parties, and their respective subsidiaries, affiliates, and businesses, the Merger Agreement, the Parent Merger, and the Bank Merger that will be contained in, or incorporated by reference into, the registration statement on Form S-4 that the Company intends to file with the Securities and Exchange Commission (“SEC”) in connection with the Parent Merger (which will include a proxy statement of TCB Holdings and a prospectus of the Company) and the other filings that the Company makes with the SEC.

Voting Agreements

As an inducement for the Company to enter into the Merger Agreement, each of the directors of TCB Holdings and CBT entered into voting agreements with the Company dated as of the date of the Merger Agreement pursuant to which such persons have agreed, among other things and subject to the terms thereof, to vote their shares of TCB Holdings common stock in favor of approval of the Merger Agreement and against alternative acquisition proposals (the “Voting Agreements”). The Voting Agreements also place certain restrictions on the transfer by the directors of their shares of TCB Holdings common stock prior to the earlier of the approval of the Merger Agreement by TCB Holdings’ shareholders and the termination of the Merger Agreement.

The preceding summary of certain provisions of the Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Voting Agreement included as Exhibit A to the Merger Agreement, which is filed as Exhibit 2.1 hereto and incorporated herein by reference.

Item 7.01  Regulation FD Disclosure.

On September 16, 2019, the Company issued a press release announcing the parties’ execution of the Merger Agreement, a copy of which is furnished as Exhibit 99.1 hereto and incorporated herein by reference. The Company intends to use the presentation materials furnished herewith as Exhibit 99.2, which are incorporated herein by reference, to discuss the Merger Agreement and the transactions contemplated thereby with analysts and investors. All information included in the press release and presentation materials is of the date(s) thereof, and the Company does not assume any obligation to update such information in the future.

The information set forth in this Item 7.01 (including the information in Exhibits 99.1 and 99.2 hereto) is being furnished to the SEC and shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liability under the Exchange Act. Such information shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Item 9.01  Financial Statements and Exhibits.

(d)	Exhibits.
Exhibit Number	Description

2.1	Agreement and Plan of Merger dated September 16, 2019, by and among Reliant Bancorp, Inc., Tennessee Community Bank Holdings, Inc., and Community Bank & Trust.*
99.1	Press Release issued by Reliant Bancorp, Inc. dated September 16, 2019.
99.2	Reliant Bancorp, Inc. Presentation Materials dated September 16, 2019.

*	The registrant has omitted schedules to the subject agreement pursuant to Item 601(a)(5) of Regulation S-K. The registrant will furnish a copy of any omitted schedule to the SEC upon request.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. The words “believe,” “anticipate,” “expect,” “may,” “assume,” “should,” “predict,” “could,” “would,” “intend,” “targets,” “estimates,” “projects,” “plans,” and “potential,” and other similar words and expressions of similar meaning, and the negatives thereof, are intended to identify such forward-looking statements, but other statements not based on historical information may also be considered forward-looking, including statements about the expected timing and likelihood of completion of the proposed transaction (the “Transaction”), the benefits of the Transaction to the Company, TCB Holdings, and their respective shareholders, the Company’s future financial and operating results (including the anticipated impact of the Transaction on the Company’s earnings per share and tangible book value), and the Company’s plans, objectives, and intentions.

All forward-looking statements are subject to assumptions, risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially from any results, performance, or achievements expressed or implied by such forward-looking statements. Such assumptions, risks, uncertainties, and factors include, among others, (1) the risk that expected cost savings and revenue synergies from the Transaction may not be realized or take longer than anticipated to be realized, (2) the parties’ ability to meet expectations regarding the timing and completion and accounting and tax treatment of the Transaction, (3) the effect of the announcement and pendency of the Transaction on customer, supplier, or employee relationships and operating results (including without limitation difficulties in maintaining relationships with employees and customers), as well as on the market price of the Company’s common stock, (4) the risk that the parties’ businesses and operations cannot be successfully integrated or that integration will be more costly or difficult than expected, (5) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Merger Agreement, (6) the amount of costs, fees, expenses, and charges related to the Transaction, including those arising as a result of unexpected factors or events, (7) the ability to obtain the shareholder and governmental approvals required for the Transaction, (8) reputational risk associated with and the reaction of the parties’ customers, suppliers, employees, or other business partners to the Transaction, (9) the failure of any of the conditions to the closing of the Transaction to be satisfied, or any unexpected delay in closing the Transaction, (10) the dilution caused by the Company’s issuance of additional shares of its common stock in the Transaction, and (11) general competitive, economic, political, and market conditions. Additional factors which could affect the forward-looking statements can be found in the Company’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, in each case filed with the SEC and available on the SEC’s website at www.sec.gov. The Company believes the forward-looking statements contained herein are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations and speak only as of the date that they are made. The Company disclaims any obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events, or otherwise.

Additional Information About the Transaction and Where to Find It

In connection with the Transaction, the Company intends to file a registration statement on Form S-4 with the SEC to register the shares of Company common stock that will be issued to TCB Holdings’ shareholders in connection with the Transaction. The registration statement will include a proxy statement of TCB Holdings and prospectus of the Company and other relevant materials pertaining to the Transaction.  The proxy statement/prospectus will be sent to TCB Holdings’ shareholders in connection with seeking the required shareholder approval(s) for the Transaction. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND TCB HOLDINGS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT MATERIALS THAT MAY BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION (AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS) CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, TCB HOLDINGS, AND THE TRANSACTION. Investors and security holders may obtain free copies of the registration statement and related proxy statement/prospectus, when filed, as well as other documents filed by the Company with the SEC, through the website maintained by the SEC at www.sec.gov. Free copies of the documents filed by the Company with the SEC (including the registration statement and related proxy statement/prospectus) also may be obtained by directing a request by mail or telephone to Reliant Bancorp, Inc., 6100 Tower Circle, Suite 120, Franklin, Tennessee 37067, Attention: J. Daniel Dellinger, Chief Financial Officer, (615) 221-2020.

This communication is for informational purposes only and shall not constitute a solicitation of any proxy, vote, or approval or an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

The Company, TCB Holdings, and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies from TCB Holdings’ shareholders in connection with the Transaction. Certain information about the directors and executive officers of the Company and TCB Holdings will be included in the proxy statement/prospectus included in the registration statement on Form S-4 to be filed by the Company with the SEC. Information about the directors and executive officers of the Company can also be found in the Company’s definitive proxy statement for its 2019 annual meeting of shareholders, filed with the SEC on April 22, 2019, and other documents subsequently filed by the Company with the SEC. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus pertaining to the Transaction if and when it becomes available. These documents can be obtained free of charge in the manner described above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RELIANT BANCORP, INC.

Date: September 16, 2019
/s/ DeVan D. Ard, Jr.
DeVan D. Ard, Jr.
President and CEO